Exhibit 3.1

SERIES DESIGNATION OF

SERIES FL01, A SERIES OF FUNDHOMES I, LLC

In accordance with the Amended and Restated Limited Liability Company Agreement of Fundhomes I, LLC, a Delaware series limited liability company (the “Company”), dated June 25, 2022 (the “Agreement”) and upon the execution of this Series Designation by the Company and Fundhomes, Inc. in its capacity as Manager of the Company and of Series FL01, a series of the Company (“Series FL01”), this Series Designation shall be attached to, and deemed incorporated in its entirety into, the Agreement and the Company’s Offering Circular as the “Series FL01 Designation Exhibit.”

References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement, as in effect as of the Effective Date of Establishment set forth below.

Name of Series:	Series FL01, a series of Fundhomes I, LLC.

Effective Date of Establishment:	April 18, 2022.

Manager:	Fundhomes, Inc., was appointed as the Manager of Series FL01 with effect from the date of the Agreement and shall continue to act as the Manager of Series FL01 until the dissolution of Series FL01 pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.

Initial Member:	Fundhomes, Inc.

Series Property:	The property of Series FL01 shall be comprised of a single family home located at 606 Birkdale St, Davenport, FL 33897, which will be acquired by Series FL01. See Exhibit A, attached hereto and incorporated by this reference) for additional information on the Series FL01 property. If the Series FL01 property is being acquired a Series property directly from an unrelated third-party seller and the proposed acquisition does not close, each investor authorizes the Series to pursue a similar situated property for acquisition.

Acquisition Fee:	As stated in Section 6.6.

Management Fee:	As stated in Section 6.6.

Rental Set-Up Fee:	As stated in Section 6.6.

Property Manager:	Fundhomes Property Management, LLC (an affiliate of the Manager).

Property Management Fee:	As stated in Section 6.6.

Purpose:	To purchase, hold, lease, operate and sell the Series FL01 property.

Issuance:	The number of Series FL01 Interests the Company will initially issue is 23,100 Interests and price per Interest of $10.00.

Use of Proceeds:	As set forth on Exhibit B attached hereto and incorporated by this reference.

Broker:	Dalmore Group, LLC

Brokerage Fee:	1.0%, in cash, of the purchase price of the Series FL01 Interests sold in the offering of the Series FL01 Interests (excluding any Series FL01 Interests acquired by the Manager or its affiliates).

Voting:

Subject to Section 3.5, the Series FL01 Interests shall entitle the Record Holders thereof to one vote per Interest on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Series FL01 Interests shall be required for the approval of any matter, except as required by the Delaware Act or except as provided elsewhere in the Agreement.

The affirmative vote of the holders of not less than a majority of the Series FL01 Interests then Outstanding shall be required for:

(a) any amendment to the Agreement (including this Series Designation) that would adversely change the rights of the Series FL01 Interests;

(b) mergers, consolidations or conversions of Series FL01 or the Company; and

(c) all such other matters as the Manager, in its sole discretion, determines shall require the approval of the holders of the Outstanding Series FL01 Interests voting as a separate class.

Notwithstanding the foregoing, the separate approval of the holders of Series FL01 Interests shall not be required for any of the other matters specified under Section 12.1.

Officers:	There shall initially be no specific officers associated with Series FL01, although, the Manager may appoint Officers of Series FL01 from time to time, in its sole discretion.

Minimum Interests:	Five (5) Interests per Member.

Fiscal Year:	As stated in Section 8.2.

Information Reporting:	As stated in Section 8.1(c).

Termination:	As stated in Section 11.1(b).

Liquidation:	As stated in Section 11.3.

Amendments:	As stated in Article XII.

EXHIBIT A

DESCRIPTION OF SUBJECT PROPERTY

Summary Overview

Series FL01, a series of Fundhomes I, LLC (“Series FL01”) is being established to allow investors who acquire Series FL01 interests in the Series FL01 offering to own an interest in the single family home located at 606 Birkdale St, Davenport, FL 33897, the Series FL01property. Series FL01 acquired the property on June 3, 2022, from Gary Bennett and Roslyn Bennett.

Property Summary

This 5 bedroom, 3 bathroom, two-story, single-family home located on the golf course in Highlands Reserve. This fully furnished home delivers a formal living room and dining room, perfect for entertaining. Further into the home is an oversized family room and a fully equipped kitchen with a dinette. Sliding glass doors open to a screened-in pool, spa and covered lanai with breathtaking views of the golf course. The spacious master suite is located on the second floor and contains an ensuite bathroom with a large garden tub, separate walk-in shower, and double vanity. The second floor also contains three additional bedrooms with a shared bathroom. A fifth bedroom is located on the first floor, ideal for a guest bedroom or a home office. Upgrades to the home include a new roof in April 2022, resurfacing of the pool in 2018, and a new pool heater, pool pump, and air handler in 2018. Highlands Reserve is conveniently located close to all major theme park attractions, shopping centers, restaurants, grocery stores and many golf courses.

Property Address:	606 Birkdale St, Davenport, FL 33897
Year Built:	2002
Bedrooms:	5
Baths:	3
Square Footage:	2,313
Lot Size:	.15
Amenities	Swimming pool, game room, AC, fully furnished house.

Neighborhood Overview

Highlands Reserve is a gated community in Davenport home to vacation rentals with private pools. Orlando villa rentals just 5 miles from the fun within the gates of Disney. You will appreciate the beauty and peace of a community surrounding a golf course when you’re relaxing by the pool in the Florida sun with a cool drink. Recharge ready to experience a fun-filled day at one of Orlando’s many amazing attractions. There is so much to see and do in the area you will return year after year to the number one family destination in world.

Market Rental Data

https://www.zillow.com/davenport-fl/home-values/

Property History

https://www.zillow.com/homes/606-Birkdale-St-Davenport,-FL-33897_rb/57687039_zpid/

Comparable Sales

https://www.zillow.com/homedetails/331-Birkdale-St-Davenport-FL-33897/68609726_zpid/?

https://www.zillow.com/homedetails/534-Higher-Combe-Dr-Davenport-FL-33897/66199893_zpid/

https://www.zillow.com/homedetails/544-Higher-Combe-Dr-Davenport-FL-33897/59877990_zpid/

https://www.zillow.com/homedetails/127-Troon-Cir-Davenport-FL-33897/52885160_zpid/?

https://www.zillow.com/homedetails/147-Troon-Cir-Davenport-FL-33897/55130970_zpid/

Acquisition of the Series FL01 Property

The Series FL01 property was acquired for $499,950 on June 21, 2022.

Loan From Fundhomes, Inc.

In connection with the acquisition of the Series FL01 property, Fundhomes, Inc., the manager and initial member of Series FL01, loaned Series FL01 $180,000.00 to complete the acquisition of the Series FL01 property (“Fundhomes Loan”). The Fundhomes Loan carries an interest rate of 2.98% and will be repaid in full from the proceeds of this offering. The Fundhomoes Loan is unsecured.

Loan from Interfirst Mortgage Company

In additional the Fundhomes Loan, Series FL01 secured a loan from Interfirst Mortgage Company in the original principal amount of $374,900 (“IMC Loan”). The terms of the IMC Loan are as follows:

●	Interest rate is 5.99%.

●	Term is 30 years.

●	Interest only payments ($1,871.38) for the first 120 months.

●	After 120 months, payments of principal + interest equal to $2,683.74 per month.

In addition, the IMC Loan is secured by first position lien against the Series FL01 property

Appraised Value

The Manager has run one valuation report(s) on the Series FL01 property.

●	A valuation report produced by Doug G. Dixon ARC Appraisal Group on May 17th 2022, appraised the value of Series FL01 property at $476,000, which valuation excludes the furnishing.

The Manager engaged the valuation services and we will file the valuation reports as exhibits to the offering statement of which this offering circular is a part.

Property Manager

The Manager expects to appoint an affiliated, property manager, Fundhomes Property Management, LLC, a Delaware limited liability company, to manage the Series FL01 property on a discretionary basis and will enter into a property management agreement with the property manager.  The monthly property management fee paid by Series FL01 to the property manager (so long as the property manager is an affiliate of the Manager shall be equal to twenty-percent (20.0%) of the Series FL01 property’s net monthly rental receipts plus a cleaning fee for each rental period.

Property Operations and Hold Period

We intend to hold the Series FL01 property for approximately ten (10) years during which time, we will operate the Series FL01 property as a rental property. During this period, we intend to distribute any Cash Flow (as defined below in the Operating) to Series FL01 interest holders. The determination as to when the Series FL01 property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The Manager may determine that it is in the best interests of interest holders to sell the Series FL01 property earlier than ten (10) years.

Substitute Property

If the Series FL01 property is being acquired a Series property directly from an unrelated third-party seller and the proposed acquisition does not close, each investor authorizes the Series to pursue a similar situated property for acquisition.

EXHIBIT B

USE OF PROCEEDS

We estimate that the gross proceeds of the offering of Series FL01 interests will be approximately $231,000, assuming the full amount of the offering is sold, and will be used in the following order of priority of payment:

Use	Amount	% of Gross Proceeds
Broker Fee[1]:	$2,310	1%
Repayment of loan from Fundhomes, Inc.[2]:	$180,000	77.92%
Offering Expenses:	$11,525	4.99%
Operating & Reserves:	$10,000	4.33%
Acquisition Fee[3]:	$10,000	4.33%
Rent Ready Fee[4]:	$17,165	7.43%
Total Proceeds:	$231,000	100%

[1]	Broker fee to be paid to Dalmore Group, LLC

[2]	In connection with the acquisition of the Series FL01 property, Fundhomes, Inc., the Manager and initial member of Series FL01, provided a loan to Series FL01 in the amount of $180,000 pursuant to that certain promissory note dated June 3, 2022, which loan will be repaid in full form the proceeds received from the sale of FL01 Interests. The loan from the Manager covered a portion of the Series FL01 property purchase price, the acquisition expenses of $1,753.06 and the rent ready expenses of $40,300.00. A copy of the promissory note is included as Exhibit 6.5 to the Offering Statement.

[3]	Represents a fee payable to the Manager in connection with the search and negotiation of the Series FL01 property purchase as set forth in the Certificate of Designation for Series FL01.

[4]	Represents a fee payable to the Manager in connection with setting up and preparing the Series FL01 property for rent.

The allocation of the net proceeds of this offering set forth above represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and the proceeds of the offering. The Manager reserves the right to modify the use of proceeds based on the factors set forth above and in the Company’s Offering Circular.